Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KBW, Inc.:

We consent to the use of our reports dated February 28, 2012, with respect to the consolidated statements of financial condition of KBW, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, which is part of this Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-185145).

/s/ KPMG LLP

New York, New York

December 14, 2012